840 Newport Center Drive Newport Beach, CA 92660 Tel: 949.720.6000 Fax: 949.720.1376

March 31, 2010

VIA EDGAR

Brion R. Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Equity Series

File Nos. 333-164077, 811-22375

Dear Mr. Thompson:

On December 30, 2009, and February 19, 2010, PIMCO Equity Series (the “Registrant”) filed a Registration Statement on Form N-1A and Pre-Effective Amendment No. 1 to such Registration Statement relating to an offering of shares of beneficial interest in the Registrant. The Registrant is also separately filing today a second pre-effective amendment to that Registration Statement to update certain disclosure and provide additional exhibits.

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Registrant and the Trust’s principal underwriter, Allianz Global Investors Distributors LLC, hereby respectfully request that the effective date of the Trust’s Registration Statement be accelerated so that it will be effective at 12:00 p.m., Eastern Time, on April 1, 2010, or as soon as practicable thereafter.

In connection with this request, the undersigned officer of the Registrant acknowledges that (i) should the U.S. Securities and Exchange Commission (“Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action will not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, will not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert such action as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please call Douglas P. Dick at (202) 261-3305 or Matthew V. Curtin at (202) 261-3448, outside counsel to the Registrant, if you wish to discuss this correspondence further.

Sincerely yours,

PIMCO Equity Series

/s/  Peter G. Strelow

By: Peter G. Strelow

Title: Vice President

Allianz Global Investors Distributors LLC

/s/  Steven B. Plump

By: Steven B. Plump

Title: Managing Director